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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 14)*
Media Arts Group, Inc. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
58439 C 10 2 (CUSIP Number)
Thomas D. Magill Gibson, Dunn & Crutcher LLP 4 Park Plaza Irvine, CA 92614 (949) 451-3800 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box.    ☐

        NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.    58439 C 10 2                                                        13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): THOMAS KINKADE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC, BK, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐
N/A

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES		7.	Sole Voting Power 600,000
BENEFICIALLY
OWNED BY EACH		8.	Shared Voting Power 4,267,276
REPORTING
PERSON WITH		9.	Sole Dispositive Power 600,000

		10.	Shared Dispositive Power 4,267,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,867,276

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
N/A

13.	Percent of Class Represented by Amount in Row (11): 36.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.    58439 C 10 2                                                        13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): NANETTE KINKADE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC, BK, PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐
N/A

6.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES		7.	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH		8.	Shared Voting Power 4,267,276
REPORTING
PERSON WITH		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,267,276

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,267,276

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
N/A

13.	Percent of Class Represented by Amount in Row (11): 32.3%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

  This Amendment No. 14 (this "Amendment No. 14") amends and supplements the Schedule 13D of Thomas and Nanette Kinkade filed with the Securities and Exchange Commission (the "SEC") on November 15, 1995, as amended from time to time and as most recently amended by Amendment No. 13 to Schedule 13D dated August 6, 2001 (the "Statement") relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Media Arts Group, Inc., a Delaware Corporation (the "Issuer").

  The address of the Issuer's principal executive officers is 900 Lightpost Way, Morgan Hill, California 95037.

Item 2. Identity and Background.

  Item 2 to the Statement is hereby amended and restated in its entirety as follows:

  (a)
  The names of the persons filing this Amendment No. 14 are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

  (b)
  The address of the principal business office of each Reporting Person is 900 Lightpost Way, Morgan Hill, California 95037.

  (c)
  Thomas Kinkade is the Art Director and a member of the Board of Directors of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

  (d)
  During the five years preceding the filing of this Amendment No. 14, none of the Reporting Persons was convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

  (e)
  During the five years preceding the filing of this Amendment No. 14, none of the Reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws of finding any violation with respect to such laws.

  (f)
  Each Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

  Item 3 to the Statement is hereby amended to add the following information:

  The total amount of funds required to fund the consummation of the merger of Main Street Acquisition Company, Inc., a Delaware corporation wholly-owned by Mr. Kinkade ("Mergerco"), with and into Issuer (the "Merger"), whereby Thomas Kinkade will become the sole stockholder of Issuer, directly or indirectly, is expected to be approximately $37.3 million. Mr. Kinkade intends to obtain the funds necessary to complete the proposed Merger described further in Item 4 of this Amendment No. 14 with borrowings from banks or other similar lending institutions, as well as cash on hand of the Issuer and his personal funds. As of this date, GE Corporate Financial Services, Inc. has delivered a commitment letter dated October 22, 2003, which was modified on October 29, 2003, to Mergerco to provide financing of up to $22 million in the form of a revolving credit facility and $3 million in the form of a term loan.

Item 4. Purpose of Transaction.

  Item 4 to the Statement is hereby amended to add the following information:

  On October 31, 2003, Mergerco, Thomas Kinkade and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 13 and is incorporated herein by this reference. The Merger Agreement provides that, subject to certain conditions described in the Merger Agreement, following the approval of the Merger by the requisite stockholder vote at a special meeting of stockholders duly called and held as provided for in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Mergerco shall be merged with and into the Issuer.

  Upon consummation of the Merger of Mergerco with and into Issuer, each issued and then outstanding share of Common Stock (other than any shares held in treasury of the Issuer, or owned by Mr. Kinkade, or by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the DGCL) will be converted automatically into the right to receive $4.00 in cash, without interest upon surrender of the certificate representing such share and such other documents as shall be reasonably required.

  The board of directors of the Issuer, acting through all four of its independent non-employee members (consisting of Moe Grzelakowski, C. Joseph LaBonte, Donald Potter and Richard E. Stearns) and the board of directors of Mergerco unanimously approved the Merger Agreement and the Merger.

  The Issuer expects the Merger to close in December 2003 or January 2004 or as soon thereafter as possible. The Merger is subject to approval by the Issuer's stockholders as required under the DGCL, approval by the Issuer's stockholders other than Mergerco and the Reporting Persons, completion of financing arrangements necessary to accomplish the Merger, and to certain other closing conditions as described in the Merger Agreement.

  As a result of the Merger, the separate corporate existence of Mergerco shall cease and the Issuer shall continue as the surviving corporation of the Merger and will be wholly-owned by Mr. Kinkade. The Issuer will be a privately held corporation, the Issuer's Common Stock will cease to trade on the New York Stock Exchange or on any other securities exchange and there will be no public market for the Issuer's Common Stock. Further, the Issuer will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

  On October 31, 2003, the Issuer and Mr. Kinkade issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 14 and is incorporated herein by this reference.

  This summary of the Merger Agreement relating to the acquisition of Media Arts Group, Inc. does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement attached as Exhibit 13 hereto. Exhibit 13 is incorporated herein by this reference.

  IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF MEDIA ARTS GROUP, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF MEDIA ARTS GROUP, INC. SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF MEDIA ARTS GROUP, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT

  AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

  Except as described in this Amendment No. 14, none of the Reporting Persons have any present plans, or know of any proposals, that would result in any extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer; any purchase, sale or transfer of a material amount of assets of the Issuer; any material change in the present dividend rate or policy or indebtedness or capitalization of the Issuer any other material change in the Issuer's corporate structure or business; the acquisition by any person of additional securities of the Issuer; the disposition of any securities of the Issuer; any changes in the Issuer's charter, bylaws or other governing instruments; or any other similar action.

Item 5. Interest in Securities of the Issuer.

  Item 5 to the Statement is hereby amended, in pertinent part, as follows:

(a)	(i)	The aggregate number of shares of Common Stock beneficially owned by Thomas Kinkade is 4,867,276 which represents 36.8% of the Issuer's outstanding Common Stock.
	(ii)	The aggregate number of shares of Common Stock beneficially owned by Nanette Kinkade is 4,267,276, and represent 32.3% of the Issuer's outstanding Common Stock.
(b)	(i)	Thomas Kinkade has:
      1)
      600,000 shares as to which he has sole power to vote or to direct the vote;

      2)
      4,267,276 shares as to which he has shared power to vote or to direct the vote;

      3)
      600,000 shares as to which he has sole power to dispose or to direct the disposition; and

      4)
      4,267,276 shares as to which he has shared power to dispose or to direct the disposition.
(ii)	Nanette Kinkade has:
      1)
      0 shares as to which she has sole power to vote or to direct the vote;

      2)
      4,267,276 shares as to which she has shared power to vote or to direct the vote;

      3)
      0 shares as to which she has sole power to dispose or to direct the disposition; and

      4)
      4,267,276 shares as to which she has shared power to dispose or to direct the disposition.
(c)	Except as set forth in Items 3 and 4, including a description of the proposed Merger, which is incorporated herein by reference, to the best knowledge of the Reporting Persons, since the most recent filing on Schedule 13D, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 to the Statement is hereby amended to add the following information:

  The following is a summary of the letter agreement entered into on June 17, 2003, by and between Thomas Kinkade and the Issuer and the letter agreement entered into on June 17, 2003, by and between Nanette Kinkade and the Issuer, which are included hereto as Exhibit 11 and Exhibit 12, respectively, and are incorporated herein by this reference. For purposes of this Item 6 description, each of Thomas Kinkade and Nanette Kinkade are referred to as a "Receiving Party." The following summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the letter agreements included as Exhibit 11 and Exhibit 12. Each letter agreement provides that from June 17, 2003 and for one year thereafter, neither the Receiving Party nor any of his or her Representatives (as defined in the letter agreement) shall, without the prior written consent of the Issuer (a) acquire any voting securities or assets of the Issuer; (b) solicit proxies to vote or influence any person or entity with respect to the voting of any voting securities of the Issuer; (c) make any public announcement with respect to any extraordinary transaction involving the Issuer or any of its securities or assets; (d) form, join or otherwise participate in any Section 13(d) group in connection with any of the foregoing or; (e) take any actions which would require the Issuer to make a public announcement regarding the possibility of any of the events described in paragraph (a) through (d) above. The letter agreement granted the Receiving Party the right to examine information concerning the Issuer, including information regarding its properties, employees, finances, businesses and operations for the purpose of evaluating a potential negotiated transaction. Each Receiving Party agreed to keep information obtained from the Issuer confidential.

  On October 31, 2003, Mergerco and Issuer entered into the Merger Agreement allowing Thomas Kinkade through his ownership of Mergerco to acquire the approximately 68% of Issuer's outstanding Common Stock which he does not own for $4.00 per share in cash through the Merger of Mergerco, a corporation wholly-owned by Mr. Kinkade, with and into Issuer, subject to stockholder and regulatory approval of the Merger. The Merger is discussed in Item 4 of this Amendment No. 14. The Merger Agreement is attached hereto as Exhibit 13 and is incorporated herein by this reference. Mr. Kinkade and Issuer have issued a joint press release announcing the transaction and such press release is attached hereto as Exhibit 14 and is incorporated herein by reference. As a result of the Merger, the separate corporate existence of Mergerco shall cease and the Issuer shall continue as the surviving corporation of the Merger and will be wholly-owned by Mr. Kinkade.

Item 7. Material To Be Filed As Exhibits.

Exhibit 11	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Thomas Kinkade.
Exhibit 12	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Nanette Kinkade.
Exhibit 13	Agreement and Plan of Merger among Media Arts Group, Inc., Main Street Acquisition Company, Inc., and Thomas Kinkade dated October 31, 2003.
Exhibit 14	Joint Press Release issued by Thomas Kinkade and Media Arts Group, Inc., dated October 31, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

/s/ THOMAS KINKADE Thomas Kinkade	October 31, 2003
/s/ NANETTE KINKADE Nanette Kinkade	October 31, 2003

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, previously filed on March 5, 1997.
Exhibit 2	License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on December 16, 1997.
Exhibit 3	Stock Option Agreement dated December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade, previously filed on September 25, 1998.
Exhibit 4	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc., dated October 17, 2000 previously filed on October 18, 2000.
Exhibit 5	Standstill Agreement dated as of November 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on November 21, 2000.
Exhibit 6	Additional Standstill Agreement dated as of December 15, 2000 by and between Thomas Kinkade & Media Arts Group, Inc. previously filed on December 18, 2001.
Exhibit 7	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 previously filed on February 6, 2001.
Exhibit 8	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated February 5, 2001 amending and replacing the letter filed as Exhibit 7 hereto, previously filed on February 6, 2001.
Exhibit 9	Letter from Thomas Kinkade to the Board of Directors of Media Arts Group, Inc. dated April 10, 2001, previously filed on April 11, 2001.
Exhibit 10	Stock Sale Agreement dated July 12, 2001 by and between The Kenneth and Linda Raasch Trust and Thomas Kinkade previously filed on July 18, 2001.
Exhibit 11	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Thomas Kinkade.
Exhibit 12	Letter Agreement dated June 17, 2003, by and between Media Arts Group, Inc. and Nanette Kinkade.
Exhibit 13	Agreement and Plan of Merger among Media Arts Group, Inc., Main Street Acquisition Company, Inc., and Thomas Kinkade dated October 31, 2003.
Exhibit 14	Joint Press Release issued by Thomas Kinkade and Media Arts Group, Inc., dated October 31, 2003.

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material To Be Filed As Exhibits.
SIGNATURE
EXHIBIT INDEX